Filed by Kimco Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: RPT Realty
Registration No.: 333-274926
Date: October 26, 2023

The following communication is being filed in connection with the proposed merger of Kimco Realty Corporation and RPT Realty.

The below transcript excerpts are from Kimco Realty Corporation’s Quarterly Earnings Call held on October 26, 2023:

Company Participants

•	Conor Flynn, Chief Executive Officer
•	David F. Bujnicki, Senior Vice President, Investor Relations & Strategy
•	Glenn Cohen, Executive Vice President, Chief Financial Officer & Treasurer
•	Ross Cooper, President, Chief Investment Officer

[. . .]

Operator:

Good day, and welcome to the Kimco Realty Third Quarter 2023 Earnings Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to David Bujnicki, Senior Vice President, Investor Relations and Strategy. Please go ahead.

[. . .]

Conor Flynn:

Thanks, Dave, and thanks, everyone for joining us this morning. I'm going to lead off today with an overview of the macro environment, summarize our operating performance for the quarter, and provide an update and some color on our strategy for navigating through these uncertain economic times. Ross will cover the transaction markets, and Glenn will close with our financial metrics and updated guidance.

Despite the headwinds of high interest rates, some high-profile tenant bankruptcies, shaky debt and equity markets, and the on-again, off-again predictions of an impending recession, underlying shopping center sector fundamentals remain robust. More importantly, our portfolio continues to produce strong operating results, as we have been able to nearly overcome, from an FFO perspective, over $0.06 of non-cash accounting-related headwinds relative to last year.

In an environment marked by virtually no new supply, strong demand from new, recurring, traditional, and non-traditional anchor and small shop tenants, along with the resilient consumer, we continue to produce strong operating results. Indeed, our third quarter results were stronger than anticipated, enabling us to raise our outlook for same-site NOI while raising the bottom end of our FFO guidance for the remainder of the year. A few more third quarter highlights. We signed 457 leases, totaling 2.1 million square feet during the third quarter. Our small shop occupancy reached an all-time high of 91.1% as demand for our portfolio continues. Our strong positive leasing spread, 34.9% for new leases and 8.8% for renewal and options, reflects the pricing power of our high-quality portfolio. Of note, our combined spread of 13.4% is the highest in six years. As anticipated, our anchor occupancy dipped 50 basis points quarter-over-quarter to 97.2% due to the recapture of the remaining Bed Bath & Beyond boxes.

We released seven Bed Bath boxes this quarter at a positive spread of 54%. Our remaining 12 Bed Bath boxes are all in negotiation and continue to benefit from the favorable supply and demand dynamic for well-located retail. Our overall occupancy is off only 30 basis points to 95.5%, notwithstanding the headwinds described. We are encouraged by the continued push by tenants to secure the right real estate with the right landlord. This continued strong demand is perhaps best evidence by our signed but not open spread, which actually widened out this quarter to 320 basis points, representing about $52.2 million of rent that is not yet cash flowing. It is these operating dynamics in our own portfolio that continue to build our team's enthusiasm for the pending RPT transaction. While we remain excited about our portfolio, the headwinds I noted earlier cannot be ignored. As a result of the dramatic rise in the 10-year treasury due to persistent inflation, in all likelihood we will remain in a higher-for-longer interest rate environment for the foreseeable future.

[. . .]

Ross Cooper:

[. . .]

During the quarter, we also announced the merger with RPT Realty. This is another clear example of utilizing our platform to negotiate a highly favorable cap rate for a well-regarded portfolio of primarily grocery-anchored centers. Similar to the timing on the Weingarten transaction, we view this as another unique window during which the competition is limited and we can take advantage.

[. . .]

Glenn Cohen:

[. . .]

Also included in FFO for the third quarter 2023 are $3.8 million of costs incurred in connection with the announced RPT merger and a net benefit of $4.8 million associated with the final liquidation of the Weingarten pension plan.

[. . .]

We continue to evaluate the amount of special dividend needed to satisfy our redistribution requirements. The Board is expected to declare the amount of special dividend in November, and we expect to pay it by year-end.

Looking ahead, we plan to provide our 2024 outlook when we report our fourth quarter results. We anticipate it will be inclusive of the RPT merger being completed early in the year. And with that, we are ready to take your questions.

Conor Flynn:

Before we begin Q&A, one additional item of note. Today's call will be focused on Kimco's third quarter earnings results and outlook as a standalone company. Today's discussion may also contain forward-looking statements about the company's pending merger with RPT, which remains subject to customary closing conditions, including the approval of RPT shareholders. As such, our responses around this pending transaction are limited. The information that is already publicly available, including the transaction announcement, the S-4, and the merger agreement, which can all be found in the investor relations section of our website.

With that, now we can begin the Q&A.

Michael Goldsmith, Analyst, UBS:

Good morning. Thanks a lot for taking my question. You purchased an asset in the quarter. You sold assets in the quarter. You're presumably in the market for selling some of the RPT assets when you acquire the company. Can you provide an update of the transaction market with a particular emphasis on how things have changed since the 10-year rate increased? Thanks.

Conor Flynn:

Sure, happy to address that. So, yes, you're right, we had a very active quarter, as I mentioned. We were very excited about the acquisition of Stonebridge Center. It's going to be a long-term hold where we can create some significant value. The dispositions on the Kimco's side were fairly limited. There was one transaction, which I would note, that we sold out of one of our joint ventures, a grocery-anchored shopping center in Southern California at a very low cap rate in the low fives, which I think showcases still the strength of the market and that there is significant capital, particularly for core grocery centers. That being said, we're being, I think, very cautious in this market in terms of the fourth quarter and our expectations. There's essentially nothing in the pipeline on the acquisition side between now and year-end. And on the disposition, they continue to be limited to a couple of select land parcels and a few smaller joint venture assets that we're exploring.

So, I would tell you that the market is still active, although transaction volumes are down plus or minus 70% year-to-date. There still is capital that is being put to work. Just recently, there were transactions at very aggressive sub-six cap rates in Southern California, aside from the one I mentioned that we sold, as well as in Miami. We've seen grocery anchored centers, as well as power centers in Chicago and other parts of the Midwest that are trading in the 6s and the 7s, and in some cases, low 8s. The financing is still available, albeit at higher rates than what we've seen in the last 12 months or so, which is obvious, given where the rate environment has gone. But LTDs can still be obtained from private owners or investors in the 50% to 60% range. So, there's still activity out there. We're encouraged by what we see in the fundamentals of the business, as we've talked about, and we believe that we can selectively execute it in the appropriate time.

[. . .]

Juan Sanabria, Analyst, BMO:

Hi. Thank you. Good morning. Just hoping to pick up on the back of Michael's question with regards to targeted RPT dispositions, presumably that would be focused in the lower growth Midwest markets. How committed are you to trying to prune that part of the portfolio, if at all? And how should we think about cap rate spreads or differences between kind of typical primary gateway markets versus more secondary, maybe Midwest or Rust Belt type markets?

Conor Flynn:

Sure. We are going to save the specifics of the RPT strategy for once we close the merger. That being said, I would tell you that there that there is still activity out there, as I mentioned. We've seen transactions in the Midwest, as well as in the Sun Belt and other parts of the country. So, investors are still looking at all parts of the country and all formats of retail. There's a significant amount of capital that is currently side-lined, that is waiting for the appropriate opportunities and frankly, for more supply to hit the market, as it's been a pretty stable and static amount of supply that's been introduced. So, we'll be very selective. We're going through the integration process, the pre-merger integration process right now. So we're formulating our strategy, but we're very encouraged by the direction of the RPT portfolio and what we're doing. And as we get to the merger and beyond it, we'll be much more specific about the strategy and the plan there.

[. . .]

Jeff Spector, Analyst, Bank of America:

Great, good morning. I guess just to push on that a little bit, just given the year-to-date stock performance, the market is clearly not appreciating the opportunities or the market is too concerned over the risks on these opportunities and it sounds exciting you're seeing more opportunities to come. I guess is there anything else you can share today to alleviate maybe some of these concerns that, Kimco, is executing the right strategy to be opportunistic?

Glenn Cohen:

Hey, Jeff, I'm happy to take that one. So, I think when you see the results and the numbers speak for themselves. Clearly we are very focused on executing our strategy and having that result in, strong operating results, strong FFO. We raised our dividend, we raised our guidance, we raised our same site NOI guidance, the all-time high occupancy for small shops is reflected there, six-year high on leasing spreads. So we believe we're executing and we're showcasing it and letting the numbers speak for themselves. Clearly, we're in an opportune time with the dislocation in the financing market. We try and be opportunistic, and I think that's what Kimco, is known for. And so obviously, it's a show-me story, and we believe we've executed in the past, and we know we're only as good as our last deal. And so we're going to make sure that we continue to put up the numbers that speak for themselves. And when you look -- and I know we've been very vocal about the health of our industry, but when you look at the supply and demand side of the shopping center sector, with the demand, the store openings of what we track over 6,900 new store openings for this year, the supply of 0.5% of existing stock of new construction, which is the lowest amongst all commercial real estate categories, and the vacancy levels for the whole entire open air sector, depending if you look at Cushman and Wakefield or CBRE, it's the lowest sense of ever tracking it.

So between 16-years at Cushman, 18-years at CBRE, this is the lowest vacancy rate the country has ever experienced. And so we're in a good spot. We see that opportunity. We think that, the RPT transaction is exactly that. It's a high-quality portfolio with all the wind at its back. So we can crystallize the G&A synergies very quickly. And what gets us most excited, obviously, is the OpEx margin that we can believe we can execute on quickly and bring it up to a Kimco level and block and tackle and showcase what the platform can do.

Craig Mailman, Analyst, Citi:

Hey, guys. Just maybe coming at things from another angle on RPT here. Just the 10 years up called 70 bps since you guys announced the transaction. You guys just did the debt deal at 6.4. You have to refinance the $880 million. Could you just talk about kind of given where rates are, where they could go, what the optimal mix of cash versus new debt could look like to take that debt out and maybe how the accretion math has moved since the deal was announced just given the higher financing costs?

Glenn Cohen:

Yes. Hi, Craig. It's Glenn. Again, rates obviously have moved a little bit, but we do have a full mix and we have a fair amount of optionality. We have cash obviously that is on our balance sheet. We also have our Albertsons investment that we would expect to be able to monetize in the beginning part of the year. So between that, our access to capital, the revolver. We feel pretty comfortable with taking no -- refinancing the debt at prices relatively close to where we targeted. Rates are up a little bit, but I think from a full standpoint, we still expect the transaction to be FFO accretive in the first year. We have, again, the revolver's fully available. We're sitting with a significant amount of cash on the balance sheet and Albertsons. I think those give us the flexibility to take them when we need to.

[. . .]

Juan Sanabria, Analyst, BMO:

Hi. Thanks for the second shot here. Just a couple questions. One, just going back to the RPT merger where we started, so what are you guys assuming in terms of the debt that needs to be refinanced?

[. . .]

Conor Flynn:

So, in terms of the debt to be refinanced for RPT, if you look at the balance sheet at 9/30, they're sitting with bank debt, both revolver debt and firm loan debt of about $350 million, and then they have about $511 million of private placement notes. So that's the magnitude of what we're looking at, and then obviously there'll be, merger costs that go into that. So it's around $900 million in total, and as I mentioned, we have a variety of, options about how to fund that, from our Albertsons investment, cash on the balance sheet, a line, obviously access to the capital markets, and other things.

[. . .]

Safe Harbor Statement

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Kimco Realty Corporation (the "Company”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “commit,” “anticipate,” “estimate,” “project,” “will,” “target,” “plan”, “forecast” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond the Company’s control and could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, (i) general adverse economic and local real estate conditions, (ii) the impact of competition, including the availability of acquisition or development opportunities and the costs associated with purchasing and maintaining assets; (iii) the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business, (iv) the reduction in the Company’s income in the event of multiple lease terminations by tenants or a failure of multiple tenants to occupy their premises in a shopping center, (v) the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience, (vi) the availability of suitable acquisition, disposition, development and redevelopment opportunities, and the costs associated with purchasing and maintaining assets and risks related to acquisitions not performing in accordance with our expectations, (vii) the Company’s ability to raise capital by selling its assets, (viii) disruptions and increases in operating costs due to inflation and supply chain issues, (ix) risks associated with the development of mixed-use commercial properties, including risks associated with the development, and ownership of non-retail real estate, (x) changes in governmental laws and regulations, including, but not limited to changes in data privacy, environmental (including climate change), safety and health laws, and management’s ability to estimate the impact of such changes, (xi) risks and uncertainties associated with the Company’s and RPT Realty’s (“RPT”) ability to complete the proposed merger transaction (the “proposed transaction”) on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary RPT shareholder approval and satisfaction of other closing conditions to consummate the proposed transaction, (xii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (xiii) risks related to diverting the attention of management from ongoing business operations, (xiv) the Company’s failure to realize the expected benefits of the proposed transaction, (xv) significant transaction costs and/or unknown or inestimable liabilities related to the proposed transaction, (xvi) the risk of litigation, including shareholder litigation, in connection with the proposed transaction, including any resulting expense or delay, (xvii) the ability to successfully integrate the operations of the Company and RPT following the closing of the proposed transaction and the risk that such integration may be more difficult, time-consuming or costly than expected, (xviii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction, (xix) effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of the Company’s common stock or RPT’s common shares or on each company’s respective relationships with tenants, employees, joint venture partners and third parties, (xx) the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline, (xxi) valuation and risks related to the Company’s joint venture and preferred equity investments and other investments, (xxii) valuation of marketable securities and other investments, including the shares of Albertsons Companies, Inc. common stock held by the Company, (xxiii) impairment charges, (xxiv) criminal cybersecurity attacks disruption, data loss or other security incidents and breaches, (xxv) impact of natural disasters and weather and climate-related events, (xxvi) pandemics or other health crises, such as coronavirus disease 2019 (“COVID-19”), (xxvii) our ability to attract, retain and motivate key personnel, (xxviii) financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms to the Company, (xxix) the level and volatility of interest rates and management’s ability to estimate the impact thereof, (xxx) changes in the dividend policy for the Company’s common and preferred stock and the Company’s ability to pay dividends at current levels, (xxxi) unanticipated changes in the Company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity, (xxxii) the Company’s ability to continue to maintain its status as a REIT for U.S. federal income tax purposes and potential risks and uncertainties in connection with its UPREIT structure, and (xxxiii) other risks and uncertainties identified under Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 as supplemented by the risks and uncertainties identified under Item 1A, “Risk Factors” in our Quarterly Report on Form 10-Q. Accordingly, there is no assurance that the Company’s expectations will be realized. The Company disclaims any intention or obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to refer to any further disclosures the Company makes in other filings with the Securities and Exchange Commission (“SEC”).

Important Additional Information and Where to Find It

In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock, the Company’s preferred stock and depositary shares in respect thereof to be issued in connection with the proposed transaction. The registration statement has not yet been declared effective. The registration statement includes a proxy statement/prospectus which will be sent to the shareholders of RPT seeking their approval of certain transaction-related proposals after the registration statement has been declared effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, RPT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from the Company at its website, www.kimcorealty.com or from RPT at its website, www.rptrealty.com. Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at kimcorealty.com under the heading Investors or, alternatively, by directing a request to the Company at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, NY 11753, telephone: (516) 869-9000, and documents filed with the SEC by RPT will be available free of charge by accessing RPT’s website at www.rptrealty.com under the heading Investors or, alternatively, by directing a request to RPT at invest@rptrealty.com or 19 West 44th Street, Suite 1002, New York, NY 10036, telephone: (212) 221-7139.

Participants in the Solicitation

The Company and RPT and certain of their respective directors, trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RPT in respect of the proposed transaction under the rules of the SEC. Information about the Company’s directors and executive officers is available in the Company’s proxy statement dated March 15, 2023 for its 2023 Annual Meeting of Stockholders. Information about RPT’s trustees and executive officers is available in RPT’s proxy statement dated March 16, 2023 for its 2023 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the proxy statement/prospectus and other relevant materials filed and to be filed with the SEC regarding the proposed transaction as and when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the Company or RPT using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.